UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 1)*

Intrexon Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46122T102
(CUSIP Number)

31 December 2019
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 46122T102	13G	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS Ares Trading SA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 24,852,348[1]
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 24,852,348[1]
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,852,348[1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.9%[2]
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	The record holder of the securities covered by this Schedule 13G is Ares Trading SA.

Ares Trading SA is a dominantly controlled subsidiary of Merck Serono SA, Coinsins, Switzerland, an affiliate of Merck KGaA, Darmstadt, Germany.

Merck Serono SA, Coinsins, Switzerland is a wholly owned indirect subsidiary of Merck KGaA, Darmstadt, Germany.

Merck KGaA, Darmstadt, Germany is a publicly traded company (Frankfurt Stock Exchange, DAX 30) and the beneficiary of the two companies.

Merck Serono SA, Coinsins, Switzerland, an affiliate of Merck KGaA, Darmstadt, Germany and Merck KGaA, Darmstadt, Germany may be deemed to possess sole voting and dispositive power with respect to the securities held of record by Ares Trading SA.

2 This percentage is based upon a denominator that is the sum of: (a) 162,682,637 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019 and (b) 4,212,229 shares of Common Stock that may be acquired upon the conversion of a certain Convertible Note held by the Reporting Persons, assuming full conversion of the Convertible Note at an assumed conversion price of $5.9351 per share as of December 31, 2019.

Cusip No. 46122T102	13G	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSONS Merck Serono SA, Coinsins, Switzerland, an affiliate of Merck KGaA, Darmstadt, Germany
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 24,852,348[3]
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 24,852,348[3]
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,852,348[3]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.9%[4]
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[3]	The record holder of the securities covered by this Schedule 13G is Ares Trading SA.

Ares Trading SA is a dominantly controlled subsidiary of Merck Serono SA, Coinsins, Switzerland, an affiliate of Merck KGaA, Darmstadt, Germany.

Merck Serono SA, Coinsins, Switzerland is a wholly owned indirect subsidiary of Merck KGaA, Darmstadt, Germany.

Merck KGaA, Darmstadt, Germany is a publicly traded company (Frankfurt Stock Exchange, DAX 30) and the beneficiary of the two companies.

Merck Serono SA, Coinsins, Switzerland, an affiliate of Merck KGaA, Darmstadt, Germany and Merck KGaA, Darmstadt, Germany may be deemed to possess sole voting and dispositive power with respect to the securities held of record by Ares Trading SA.

4 This percentage is based upon a denominator that is the sum of: (a) 162,682,637 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019 and (b) 4,212,229 shares of Common Stock that may be acquired upon the conversion of a certain Convertible Note held by the Reporting Persons, assuming full conversion of the Convertible Note at an assumed conversion price of $5.9351 per share as of December 31, 2019.

Cusip No. 46122T102	13G	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSONS Merck KGaA, Darmstadt, Germany
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 24,852,348[5]
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 24,852,348[5]
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,852,348[5]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.9%[6]
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[5]	The record holder of the securities covered by this Schedule 13G is Ares Trading SA.

Ares Trading SA is a dominantly controlled subsidiary of Merck Serono SA, Coinsins, Switzerland, an affiliate of Merck KGaA, Darmstadt, Germany.

Merck Serono SA, Coinsins, Switzerland is a wholly owned indirect subsidiary of Merck KGaA, Darmstadt, Germany.

Merck KGaA, Darmstadt, Germany is a publicly traded company (Frankfurt Stock Exchange, DAX 30) and the beneficiary of the two companies.

Merck Serono SA, Coinsins, Switzerland, an affiliate of Merck KGaA, Darmstadt, Germany and Merck KGaA, Darmstadt, Germany may be deemed to possess sole voting and dispositive power with respect to the securities held of record by Ares Trading SA

6 This percentage is based upon a denominator that is the sum of: (a) 162,682,637 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019 and (b) 4,212,229 shares of Common Stock that may be acquired upon the conversion of a certain Convertible Note held by the Reporting Persons, assuming full conversion of the Convertible Note at an assumed conversion price of $5.9351 per share as of December 31, 2019.

Cusip No. 46122T102	13G	Page 5 of 8 Pages

Item 1(a).	Name of Issuer:
Intrexon Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:
20374 Seneca Meadows Parkway
Germantown, Maryland, 20876
Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by each of the following persons (each, a “Reporting Person” and together, the “Reporting Persons”):

Ares Trading SA

Merck Serono SA, Coinsins, Switzerland, an affiliate of Merck KGaA, Darmstadt, Germany

Merck KGaA, Darmstadt, Germany

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(l) of the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Ares Trading SA: Zone Industrielle de l’Outriettaz, 1170 Aubonne, Switzerland

Merck Serono SA: Zone Industrielle, 1267 Coinsins, Switzerland, an affiliate of Merck KGaA, Darmstadt, Germany

Merck KGaA: Frankfurter Strasse 250, 64293 Darmstadt, Germany

Item 2(c).	Citizenship:
The Reporting Persons Ares Trading SA and Merck Serono SA Coinsins, Switzerland, an affiliate of Merck KGaA, Darmstadt, Germany are organized in Switzerland. The Reporting Person Merck KGaA is organized in Darmstadt, Germany.

Item 2(d).	Title of Class of Securities:
Common Stock, no par value per share

Item 2(e).	CUSIP Number:
46122T102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable
(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Cusip No. 46122T102	13G	Page 6 of 8 Pages

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 24,852,348[7]

(b)	Percent of class: 14.9%[8]

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 20,640,119[7]
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition of: 20,640,119[7]
	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable
Item 8.	Identification and Classification of Members of the Group:
Not applicable
Item 9.	Notice of Dissolution of Group:
Not applicable
Item 10.	Certifications:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

[7]	The record holder of the securities covered by this Schedule 13G is Ares Trading SA.

Ares Trading SA is a dominantly controlled subsidiary of Merck Serono SA, Coinsins, Switzerland, an affiliate of Merck KGaA, Darmstadt, Germany.

Merck Serono SA, Coinsins, Switzerland is a wholly owned indirect subsidiary of Merck KGaA, Darmstadt, Germany.

Merck KGaA, Darmstadt, Germany is a publicly traded company (Frankfurt Stock Exchange, DAX 30) and the beneficiary of the two companies.

Merck Serono SA, Coinsins, Switzerland, an affiliate of Merck KGaA, Darmstadt, Germany and Merck KGaA, Darmstadt, Germany may be deemed to possess sole voting and dispositive power with respect to the securities held of record by Ares Trading SA.

In addition to 20,640,119 shares of Common Stock, Ares Trading SA holds a Convertible Note in the original principal amount of $25,000,000 issued pursuant to a certain Securities Purchase, Assignment and Assumption Agreement, dated as of December 19, 2018, by and among the Issuer, Ares Trading SA and Precigen, Inc., as reported in the Issuer’s Current Reports on Form 8-K filed with the Securities and Exchange Commission on December 20, 2018 and December 31, 2018. The Convertible Note matures on June 28, 2021 and is convertible at any time into Common Stock of the Issuer in minimum increments of $5,000,000, subject to limited exceptions. The Convertible Note may also be converted into common stock or other equity securities of Precigen, Inc. in the event of certain qualified financings by Precigen, Inc. Any outstanding principal amount under the Convertible Note will automatically convert into shares of Common Stock on the first trading day following the date that is the second anniversary of the issuance of the Convertible Note. The conversion price of the Convertible Note, assuming conversion into Common Stock, will be equal to (a) the volume weighted-average price per share of the Common Stock on the Nasdaq Stock Market for the consecutive ten trading days immediately prior to the conversion date as reported by Bloomberg, L.P. or (b) if converted in connection with a qualified public offering by the Issuer, the lowest price per share of Common Stock paid by a purchaser in such qualified public offering.

The amount of securities reported as beneficially owned by the Reporting Persons includes 4,212,229 shares of Common Stock which may be acquired by the Reporting Persons within 60 days of the date hereof, based on the assumed conversion in full of the Convertible Note at a conversion price of $5.9351 per share.

In the event the aggregate shares of Common Stock issued or issuable to the Reporting Persons pursuant to the Purchase Agreement exceeds 19.99% of the outstanding shares of Common Stock as of the date of the Purchase Agreement, the Issuer has agreed to seek shareholder approval for the issuance of the shares of Common Stock in excess of such threshold. If the Issuer is unable to obtain such shareholder consent, Ares Trading SA will be entitled to receive an amount in cash equal to the value of the shares of Common Stock that would have been issuable upon conversion of the Convertible Note, but for such limitation.

8 This percentage is based upon a denominator that is the sum of: (a) 162,682,637 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019 and (b) 4,212,229 shares of Common Stock that may be acquired upon the conversion of a certain Convertible Note held by the Reporting Persons, assuming full conversion of the Convertible Note at an assumed conversion price of $5.9351 per share as of December 31, 2019.

Cusip No. 46122T102	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARES TRADING SA		ARES TRADING SA
Date:	January 20, 2020	Date:	January 20, 2020

By:	/s/ Cedric Hyde	By:	/s/ Florence Jolidon

Name:	Cedric Hyde	Name:	Florence Jolidon

Title:	CFO	Title:	Finance Manager

MERCK SERONO SA, COINSINS, SWITZERLAND, AN AFFILIATE OF MERCK KGAA, DARMSTADT, GERMANY		MERCK SERONO SA, COINSINS, SWITZERLAND, AN AFFILIATE OF MERCK KGAA, DARMSTADT, GERMANY
Date:	January 20, 2020	Date:	January 20, 2020

By:	/s/ Cecric Hyde	By:	/s/ Tearaboth Te

Name:	Cedric Hyde	Name:	Tearaboth Te

Title:	CFO	Title:	Treasury Director

MERCK KGAA, DARMSTADT, GERMANY		MERCK KGAA, DARMSTADT, GERMANY
Date:	January 20, 2020	Date:	January 20, 2020

By:	/s/ Andreas Stickler	By:	/s/ Tobias Greven

Name:	Andreas Stickler	Name:	Tobias Greven

Title:	Head of Controlling Healthcare	Title:	Head of Group Legal Services

Cusip No. 46122T102	13G

EXHIBIT INDEX

Exhibit 99.1      Joint Filing Agreement, dated January 7, 2019, by and between Ares Trading SA, Merck Serono SA, Coinsins, Switzerland, and Merck KGaA, Darmstadt, Germany.